United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

Digital Generation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25400B108

(CUSIP Number)

Mario A. Tapanes

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Alex Meruelo Living Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) OO

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Meruelo Investment Partners LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,688,956
8. Shared Voting Power 0
9. Sole Dispositive Power 2,688,956
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,956
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) OO

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Alex Meruelo
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,688,956
8. Shared Voting Power 0
9. Sole Dispositive Power 2,688,956
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,956
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) IN/HC

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Introduction

This Amendment No. 1 ("Amendment") is jointly filed by and on behalf of Alex Meruelo Living Trust ("Meruelo Trust"), Meruelo Investment Partners LLC ("Meruelo Partners"), and Alex Meruelo to amend the Schedule 13D with respect to the subject class of securities filed August 20, 2012 by Meruelo Trust and Mr. Meruelo with the Commission ("Existing Schedule 13D"), as amended by this Amendment (collectively, as amended, this "Schedule 13D" or "statement"). Each term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Existing Schedule 13D. Except as otherwise provided hereby, each Item of the Existing Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

"This statement is jointly filed by and on behalf of Alex Meruelo Living Trust ("Meruelo Trust"), Meruelo Investment Partners LLC ("Meruelo Partners"), and Alex Meruelo.

Meruelo Trust is a revocable intervivos trust. The principal business of Meruelo Trust is serving as a revocable intervivos trust.

Meruelo Partners acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts, including Meruelo Trust. The principal business of Meruelo Partners is serving as an investment adviser or manager to other parties and accounts.

Mr. Meruelo is the trustee of Meruelo Trust and Chief Executive Officer and Chairman of Meruelo Partners and may be deemed to control, and beneficially own securities owned or held by, Meruelo Partners. The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group. Meruelo Group is a privately-held investment holding company with significant interests in diversified industries, including real estate management and development, utility construction, hospitality, food services (manufacturing, distribution, and restaurant operations), and television broadcast media.

The place of organization or citizenship, as applicable, of each reporting person is stated in Item 6 of such reporting person's cover page hereto. The address of the principal office or business address, as applicable, of each reporting person and the Meruelo Group is 9550 Firestone Blvd., Suite 105, Downey, California 90241.

No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

Each reporting person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other reporting person. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement."

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented as follows:

"The securities covered by this statement as of December 6, 2012 were acquired by purchase pursuant to open market transactions using funds in the amount of approximately $26,293,728.50 of or from the sources stated in Item 6 of the cover pages hereto, as applicable, including working capital of persons or accounts managed by Meruelo Partners, which may at any given time include margin and other funds borrowed from banks or brokerage firms in the ordinary course on typical and customary terms."

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

"The securities covered by this statement were acquired for investment purposes. Each reporting person believes that the subject class of securities is undervalued and represents an attractive investment opportunity.

The reporting persons have engaged in discussions with the issuer, security holders of the issuer, and other persons with respect to the subject class of securities, the issuer, the issuer's industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters.

On November 8, 2012, Meruelo Partners issued a press release related to the issuer, a copy of which is included as Exhibit 99.2 hereto and hereby incorporated herein by reference.

On December 6, 2012, Mr. Meruelo delivered a letter to the issuer, a copy of which is included as Exhibit 99.3 hereto and hereby incorporated herein by reference.

On December 6, 2012, Meruelo Partners issued a press release related to the issuer, a copy of which is included as Exhibit 99.4 hereto and hereby incorporated herein by reference.

Each reporting person plans and proposes to review and analyze such reporting person's interest in the issuer on a continuing basis and continue to engage in such discussions, as well as discussions with the issuer, the issuer's directors and officers and other persons related to the issuer, as such reporting person deems necessary or appropriate in connection with such reporting person's interest in the issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, each reporting person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, "Issuer-Related Securities") or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer-Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors, and security holders of the issuer and other persons related to the issuer with respect to Issuer-Related Securities, the issuer, the issuer's industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the issuer's business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (g) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the issuer's financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the reporting persons with respect to the issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer's board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Except as otherwise described herein, no reporting person currently has any plan or proposal that relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. However, each reporting person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D."

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

"(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each reporting person are described in Exhibit 99.1 hereto. Except as described in Exhibit 99.1 hereto or otherwise herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person. The information required to be provided by Item 5(c) of Schedule 13D in this statement is provided in Exhibit 99.1 hereto or otherwise herein. The information in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item."

Item 5(e) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

"(e) On December 6, 2012, Meruelo Trust ceased to be the beneficial owner of more than 5% of the subject class of securities."

Item 7. Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

"The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein. The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item."

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date: December 6, 2012	By: /s/ Alex Meruelo
Name: Alex Meruelo
Title: Trustee

Meruelo Investment Partners LLC

Date: December 6, 2012	By: /s/ Alex Meruelo
Name: Alex Meruelo
Title: Chief Executive Officer

Alex Meruelo

December 6, 2012	By: /s/ Alex Meruelo
Name: Alex Meruelo

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit Index

Exhibit
Reference	Description
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1	Transaction Information (furnished herewith)
99.2	Press Release dated November 8, 2012 (incorporated by reference to Exhibit 1 to the Schedule 14A filed by Alex Meruelo on November 8, 2012)
99.3	Letter dated December 6, 2012 (furnished herewith)
99.4	Press Release dated December 6, 2012 (furnished herewith)

Remainder of Page Intentionally Left Blank. Exhibit(s) to Follow.

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 24.1

Joint Filing Agreement and Power of Attorney

Each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by or of such party under Section 13 or Section 16 of the Securities Exchange Act of 1934 or any rule or regulation thereunder and any amendment, restatement, supplement, modification or exhibit of or to such filing (and the filing, furnishing and/or incorporation by reference hereof as an exhibit thereto) and that the foregoing agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

Each party hereto hereby constitutes and appoints each of Xavier Gutierrez, Mario Tapanes, and Benjamin Vega as a true and lawful attorney-in-fact and agent of such party (with full power of substitution and resubstitution and otherwise full power and authority for, in the name of and on behalf of such party, in any and all capacities) to (i) execute and file any filing required by or of such party under Section 13 or Section 16 of the Securities Exchange Act of 1934 or any rule or regulation thereunder (and any amendment, restatement, supplement, modification or exhibit of or to such filing) for, in the name of and on behalf of such party and (ii) perform any other act that such attorney-in-fact and agent determines may be necessary or appropriate in connection with any foregoing item or matter, in any case, for, in the name of and on behalf of such party, granting unto each such attorney-in-fact and agent full power and authority to do and perform each act and thing necessary or appropriate to be done or performed in and about the premises, as fully to all intents and purposes as such party might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent shall do or cause to be done by virtue hereof. Each party hereto hereby agrees and acknowledges that (x) such party has requested and is hereby requesting that each such attorney-in-fact and agent serve in such capacity and (y) no such attorney-in-fact and agent has assumed, is assuming or will assume (or has agreed, is agreeing or will agree to assume) any obligation or responsibility of such party to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934 (or any rule or regulation thereunder) in such capacity or otherwise pursuant hereto or in connection herewith.

IN WITNESS WHEREOF, this Joint Filing Agreement and Power of Attorney is executed and effective as of December 6, 2012.

Alex Meruelo Living Trust

Date: December 6, 2012	By: /s/ Alex Meruelo
Name: Alex Meruelo
Title: Trustee

Meruelo Investment Partners LLC

Date: December 6, 2012	By: /s/ Alex Meruelo
Name: Alex Meruelo
Title: Chief Executive Officer

Alex Meruelo

Date: December 6, 2012	By: /s/ Alex Meruelo
Name: Alex Meruelo

Remainder of Page Intentionally Left Blank.

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 99.1

Transaction Information

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Transaction Description
October 18, 2012	Meruelo Partners	15,000	0	$10.7398	Open market purchase

Remainder of Page Intentionally Left Blank.

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 99.3

December 6, 2012

Via Hand Delivery and E-Mail

Board of Directors

Digital Generation, Inc.

750 West John Carpenter Freeway, Suite 700

Irving, Texas 75039

Dear Directors:

I acknowledge and appreciate the press release issued by Digital Generation on November 30, 2012 in response to my request for greater transparency regarding the Company's existing strategic alternatives process.

As Digital Generation's largest shareholder, I have supported the existing process and welcomed a timely sale of the Company at a fair price to the Company's Executive Chairman or any other buyer. I continue to believe that the Company has tremendous value and have urged the board to take action to capitalize on the current level of interest in the Company and diligently consider and pursue the best available opportunities. Although I have been disappointed by the delays and lack of communication on the part of the Company, I have continued to support the process and attempt to work with the Company to preserve, create, and realize value for shareholders.

I am committed to monitoring my investment in the Company on a continuing basis and otherwise taking action as I deem appropriate in connection with my interest in the Company.

I expect the Company to be accountable to its shareholders as the owners of the Company and intend to hold the board and management directly responsible for maximizing value for all shareholders. I also expect the Company to demonstrate a conscious regard for shareholders in connection with the existing process, including by providing more timely, regular, and meaningful updates, as appropriate, until the process is completed.

If the Company fails to complete the process in a timely manner or otherwise fails to maximize value for all shareholders, I plan to make director nominations and submit shareholder proposals and conduct a proxy solicitation contest, as appropriate for the protection of shareholders.

Sincerely,

Alex Meruelo

Filing - Filing Date:	Schedule 13D/A-1 - December 6, 2012
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 99.4

For Immediate Release	Press Release

Alex Meruelo Responds to Expected Completion of Digital Generation's Strategic Process
Confirms Intention to Nominate Directors, Submit Shareholder Proposals, and Conduct Proxy Solicitation

Los Angeles, December 6, 2012 - Alex Meruelo today delivered the following letter to the board of directors of Digital Generation, Inc. (Nasdaq: DGIT):

"I acknowledge and appreciate the press release issued by Digital Generation on November 30, 2012 in response to my request for greater transparency regarding the Company's existing strategic alternatives process.

As Digital Generation's largest shareholder, I have supported the existing process and welcomed a timely sale of the Company at a fair price to the Company's Executive Chairman or any other buyer. I continue to believe that the Company has tremendous value and have urged the board to take action to capitalize on the current level of interest in the Company and diligently consider and pursue the best available opportunities. Although I have been disappointed by the delays and lack of communication on the part of the Company, I have continued to support the process and attempt to work with the Company to preserve, create, and realize value for shareholders.

I am committed to monitoring my investment in the Company on a continuing basis and otherwise taking action as I deem appropriate in connection with my interest in the Company.

I expect the Company to be accountable to its shareholders as the owners of the Company and intend to hold the board and management directly responsible for maximizing value for all shareholders. I also expect the Company to demonstrate a conscious regard for shareholders in connection with the existing process, including by providing more timely, regular, and meaningful updates, as appropriate, until the process is completed.

If the Company fails to complete the process in a timely manner or otherwise fails to maximize value for all shareholders, I plan to make director nominations and submit shareholder proposals and conduct a proxy solicitation contest, as appropriate for the protection of shareholders."

About the Meruelo Parties

Meruelo Investment Partners LLC acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts. The principal business of Meruelo Investment Partners is serving as an investment adviser or manager to other persons and accounts.

Alex Meruelo is the Chief Executive Officer of Meruelo Investment Partners and may be deemed to control, and beneficially own securities owned or held by, Meruelo Investment Partners. The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group, which includes affiliated companies with significant interests in real estate management and development, utility construction, hospitality, food services (manufacturing, distribution and restaurant operations), and television broadcast media.

About the Proxy Solicitation

We intend to file a proxy statement and other soliciting materials with the SEC and use the materials to solicit proxies from shareholders of Digital Generation in connection with a meeting of shareholders of Digital Generation. Security holders are advised to read the proxy statement and other materials (when and if they become available) because they will contain important information, including with respect to the proxy solicitation and the participants in the solicitation. Security holders may obtain the proxy statement and other material (when and if they become available) for free at the SEC's web site at http://www.sec.gov or from the participants using the contact information provided herein or in the materials.

We intend to file this press release with the SEC on December 6, 2012 as soliciting material on Schedule 14A and include information in Exhibit 1 to the Schedule 14A with respect to the identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise. Security holders may obtain the information for free at http://www.sec.gov or by contacting us using the contact information provided herein or in the materials.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to Digital Generation and other parties, circumstances, and conditions we cannot control or predict, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

Source: Meruelo Investment Partners LLC

Contact: Xavier A. Gutierrez

President and Chief Investment Officer

Meruelo Group

(562) 745-2339

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